FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Issuer")

Item 2	Date of Material Change

August 30, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer reported results of the remaining five exploratory drill holes from the recently completed 11,500-meter program on its Gualcamayo Gold Project in Argentina. The final in-fill drill holes on the Quebrada Del Diablo (QDD) zone were released August 24, 2004 in Release # 14.

Of particular note are the three mineralized intersections encountered in Hole QDR 104. They returned 8 meters of 2.25 g/t Au, 18 meters of 1.27g/t Au and 28 meters of 2.91 g/t Au.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia) Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7	Omitted Information

Nil.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 31st day of August, 2004.

Viceroy Exploration Ltd.	News Release #2004.15

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE
VICEROY EXPLORATION DRILLING INDICATES EXTENSION
OF THE MAGDALENA ZONE

Vancouver, British Columbia, August 30, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to report the results of the remaining five exploratory drill holes from the recently completed 11,500-meter program on its Gualcamayo Gold Project in Argentina. The final in-fill drill holes on the Quebrada Del Diablo (QDD) zone were released August 24, 2004 in Release # 14.

Of particular note are the three mineralized intersections encountered in Hole QDR 104. They returned 8 meters of 2.25 g/t Au, 18 meters of 1.27g/t Au and 28 meters of 2.91 g/t Au.

Mr. Ron Netolitzky, Chairman of Viceroy, said, "This drill hole was designed to continue testing the eastern extent of the Magdalena zone. It now appears that the high-grade zone encountered in Hole QDR 89 at Magdalena has a horizontal extent of at least 200 meters and is still open."

The additional drill holes reported below were "step-out" exploration holes proximal to Target 3-D, Tunnel D at Amelia Ines, Magdalena, and Target 11. These holes returned elevated and anomalous gold values, and added to the overall understanding of the geology. These holes will assist in planning the next phase of exploration drilling, anticipated to begin this fall.

The significant mineralized intervals are noted below and drill hole locations are shown on the accompanying map.

			Total Depth	From	To	Interval
Hole #	Azimuth	Dip	(meters)	(meters)	(meters)	(meters)	Au g/t
Target 3D
QDR - 96	179.0	59.5	240	24	26	2	0.84
				200	202	2	2.19
Tunnel D
QDR - 98	210.0	60	162	2	4	2	0.47
				102	104	2	1.82
Magdalena
QDR - 103	190.0	55.5	186	66	68	2	0.54
				106	108	2	1.67
				114	116	2	0.70
QDR - 104	290.0	61	198	86	94	8	2.25
				128	146	18	1.27
incl.				134	142	8	2.19
				158	186	28	2.91
incl.				160	168	8	7.04
Target 11
QDR - 105	135.0	65	84	30	32	2	0.46

The company also wishes to report that it has received the results of the bottle roll testing of mineralized intervals selected from the 2000 drill program. The average recovery of the 58 bottle roll tests was 82% in

48 hours. This average included one anomalous low recovery rate of 9.71% . Excluding this sample, the average recovery was 83.3% . Of particular interest is the fact that these bottle roll tests included samples from the high-grade area of Amelia Ines, indicating that the mineralized skarn and marbles will be readily leachable in practice.

The sample head grades of, and recoveries from, these samples, which were a mix of oxide and skarn with sulphides, were as follows:

Sample #	Head Grade Au g/t	Recovery (48 hours)

BR04– 47	5.41	67.5%
BR04– 49	6.48	90.8%
BR04– 50	15.70	73.1%
BR04– 51	21.30	53.88%

Mr. Netolitzky said, "These recoveries are important and extremely encouraging, as the 2004 drill program encountered significant intervals of similar mineralogy and grades."

The bottle roll test process was completed at the facilities at the National University of San Juan in San Juan, Argentina. This program completed mineralogical test work remaining from 2000, and was carried out in accordance with protocols established by the Company.

In other activities, site visits required as part of the preparation of the new resource calculation and scoping study have been completed by Mr. Ron Simpson, P. Geo., and the personnel from AMEC E & C Services. Planning for continuing the reconnaissance phase of exploration on the Gualcamayo Project outside of the main zones is also underway.

Quality Control

The program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is the Company's qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to ALS Chemex for fire assay in their Santiago Chile facility.

Accuracy of results are tested through the systematic inclusion of standards, duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has recently been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:
Christine Black
Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements